Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: The Sumitomo Trust and Banking Co., Ltd.

Subject Company: The Sumitomo Trust and Banking Co., Ltd.

Commission File Number: 132-02705

Dated October 28, 2010

(TRANSLATION)

October 28, 2010

To Whom It May Concern:

Company Name: The Sumitomo Trust and Banking Co., Ltd.
Representative: Hitoshi Tsunekage, President and CEO
(Securities Code: 8403, First Section of TSE and OSE)

Notice regarding Convocation of the Extraordinary General Meeting of Shareholders

and Class Shareholders’ Meeting of Ordinary Shareholders

and Partial Amendments to the Articles of Incorporation

As announced in the press release “Final Agreement on the Management Integration of Chuo Mitsui Trust Group and The Sumitomo Trust and Banking Group” dated August 24, 2010, and the press release “Agreement on Composition of Directors and Corporate Auditors of Sumitomo Mitsui Trust Holdings, Inc. upon the Management Integration of Chuo Mitsui Trust Group and The Sumitomo Trust and Banking Group” dated today, The Sumitomo Trust and Banking Co., Ltd. (the “Company”) will carry out the management integration (the “Management Integration”) with Chuo Mitsui Trust Holdings, Inc. through a statutory share exchange (the “Share Exchange”) on April 1, 2011, subject to the approval of the general meetings of shareholders of the Company and Chuo Mitsui Trust Holdings, Inc., and the approval of the relevant authorities.

At the meeting of the board of directors held today, the convocation of the Extraordinary General Meeting of Shareholders to seek the approval of the share exchange agreement regarding the Share Exchange (the “Share Exchange Agreement”) and partial amendments to the Articles of Incorporation of the Company (the “Amendments”), and the convocation of the Class Shareholders’ Meeting of Ordinary Shareholders to seek the approval of the Share Exchange Agreement have been resolved, as more fully described below.

1.	Date, Time and Place of, and Agenda Items to be Discussed at the Extraordinary General Meeting of Shareholders and Class Shareholders’ Meeting of Ordinary Shareholders

(1)	Date, Time and Place of the Extraordinary General Meeting of Shareholders and Class Shareholders’ Meeting of Ordinary Shareholders

Date and time:	From 10:00 a.m. on Wednesday, the 22nd of December, 2010
Place:	Conference room on the 12th floor of the Sumitomo Building located at 5-33, Kitahama 4-chome, Chuo-ku, Osaka

(2)	Agenda Items to be Discussed at the Extraordinary General Meeting of Shareholders and Class Shareholders’ Meeting of Ordinary Shareholders

(Extraordinary General Meeting of Shareholders)

Agenda Item No. 1:	Approval of the Share Exchange Agreement between the Company and Chuo Mitsui Trust Holdings, Inc.
Agenda Item No. 2:	Partial amendments to the Articles of Incorporation

(Class Shareholders’ Meeting of Ordinary Shareholders)

Agenda Item:	Approval of the Share Exchange Agreement between the Company and Chuo Mitsui Trust Holdings, Inc.

2.	Purposes of Amendments to the Articles of Incorporation

If the Share Exchange takes effect on April 1, 2011, Sumitomo Mitsui Trust Holdings, Inc. (currently Chuo Mitsui Trust Holdings, Inc.), the wholly owning parent company in the share exchange, will become the Company’s only shareholder; and the record date system for ordinary general meetings of shareholders will no longer be necessary. In this connection, we propose the Amendments to delete the provision concerning the record date for ordinary general meetings of shareholders stipulated in Article 11 of the current Articles of Incorporation, renumber the subsequent provisions (current Article 12 and after) accordingly, and implement the necessary amendments. The Amendments will take effect on March 30, 2011, on the condition that the above-mentioned Agenda Item No. 1 at the Extraordinary General Meeting of Shareholders has been approved, the above-mentioned Agenda Item at the Class Shareholders’ Meeting of Ordinary Shareholders has been approved, the Share Exchange Agreement has not been rendered invalid before March 30, 2011, and the Share Exchange has not been cancelled.

3.	Details of Amendments to the Articles of Incorporation

The details of the amendments are as set forth in the Exhibit.

4.	Schedule

Date on which the general meeting of shareholders to be held for amendments to the
Articles of Incorporation:	Wednesday, the 22nd of December, 2010

Effective Date of the amendments to the Articles of Incorporation:
Wednesday, the 30th of March, 2011

-End-

Exhibit

(The amended sections are underlined.)

Current Articles of Incorporation	Proposed Amendment

(Preferred Dividends)

Article 10.

In the event that the Company distributes year-end dividends stipulated in Article 30, Paragraph 1 hereof, the Company shall distribute to the holders of Preferred Shares (hereinafter referred to as the “Preferred Shareholders”) or the registered pledgees of Preferred Shares (hereinafter referred to as the “Registered Preferred Share Pledgees”), in priority to the holders of ordinary shares (hereinafter referred to as the “Ordinary Shareholders”) or the registered pledgees of ordinary shares (hereinafter referred to as the “Registered Ordinary Share Pledgees”), cash dividends from surplus in the amounts set forth below (such cash dividends being hereinafter referred to as the “Preferred Dividends”), respectively; provided, however, that if the Preferred Interim Dividends stipulated in Article 10-2 hereof were paid during the business year immediately preceding the business year during which the Preferred Dividends are to be paid, in whole or in part, the amount so paid shall be deducted from the amount of the Preferred Dividends.

(Preferred Dividends)

Article 10.

In the event that the Company distributes year-end dividends stipulated in Article 29, Paragraph 1 hereof, the Company shall distribute to the holders of Preferred Shares (hereinafter referred to as the “Preferred Shareholders”) or the registered pledgees of Preferred Shares (hereinafter referred to as the “Registered Preferred Share Pledgees”), in priority to the holders of ordinary shares (hereinafter referred to as the “Ordinary Shareholders”) or the registered pledgees of ordinary shares (hereinafter referred to as the “Registered Ordinary Share Pledgees”), cash dividends from surplus in the amounts set forth below (such cash dividends being hereinafter referred to as the “Preferred Dividends”), respectively; provided, however, that if the Preferred Interim Dividends stipulated in Article 10-2 hereof were paid during the business year immediately preceding the business year during which the Preferred Dividends are to be paid, in whole or in part, the amount so paid shall be deducted from the amount of the Preferred Dividends.

(Preferred Interim Dividends)

Article 10-2.

In the event that the Company pays interim dividends stipulated in Article 30, Paragraph 2 hereof, the Company shall pay to the Preferred Shareholders or the Registered Preferred Share Pledgees, in priority to the Ordinary Shareholders or the Registered Ordinary Share Pledgees, cash dividends from surplus (hereinafter referred to as the “Preferred Interim Dividends”) in an amount not exceeding one-half of the amount of the Preferred Dividends per Preferred Share of any class and determined by resolution of the Board of Directors at the time of the issuance of the respective Preferred Shares.

(Preferred Interim Dividends)

Article 10-2.

In the event that the Company pays interim dividends stipulated in Article 29, Paragraph 2 hereof, the Company shall pay to the Preferred Shareholders or the Registered Preferred Share Pledgees, in priority to the Ordinary Shareholders or the Registered Ordinary Share Pledgees, cash dividends from surplus (hereinafter referred to as the “Preferred Interim Dividends”) in an amount not exceeding one-half of the amount of the Preferred Dividends per Preferred Share of any class and determined by resolution of the Board of Directors at the time of the issuance of the respective Preferred Shares.

(Prescription Period) Article 10-10. The provisions of Article 32 hereof shall apply mutatis mutandis to Preferred Dividends and Preferred Interim Dividends.	(Prescription Period) Article 10-10. The provisions of Article 31 hereof shall apply mutatis mutandis to Preferred Dividends and Preferred Interim Dividends.

(Record Date)

Article 11.

The Company shall deem any shareholder who appears in the last record of the Register of Shareholders in writing or in electronic form as of March 31 of each year to be a shareholder who is entitled to exercise voting rights at the ordinary general meeting of shareholders for such year.

(Deleted.)

Article 12. to Article 16. (Omitted.)	Article 11. to Article 15. (Not amended.)

(Shareholders’ Meeting of a Particular Class of Shares)

Article 16-2.

1. The provisions of Article 12, Paragraph 2; Article 13; Article 15 and Article 16 hereof shall apply mutatis mutandis to a shareholders’ meeting of a particular class of shares.

2. The provisions of Article 14, Paragraph 1 hereof shall apply mutatis mutandis to resolutions of a shareholders’ meeting of a particular class of shares under Article 324, Paragraph 1 of the Company Law of Japan.

(Shareholders’ Meeting of a Particular Class of Shares)

Article 15-2.

1. The provisions of Article 11, Paragraph 2; Article 12; Article 14 and Article 15 hereof shall apply mutatis mutandis to a shareholders’ meeting of a particular class of shares.

2. The provisions of Article 13, Paragraph 1 hereof shall apply mutatis mutandis to resolutions of a shareholders’ meeting of a particular class of shares under Article 324, Paragraph 1 of the Company Law of Japan.

3. The provisions of Article 14, Paragraph 2 hereof shall apply mutatis mutandis to resolutions of a shareholders’ meeting of a particular class of shares under Article 324, Paragraph 2 of the Company Law of Japan.	3. The provisions of Article 13, Paragraph 2 hereof shall apply mutatis mutandis to resolutions of a shareholders’ meeting of a particular class of shares under Article 324, Paragraph 2 of the Company Law of Japan.

Article 17. to Article 32. (Omitted.)	Article 16. to Article 31. (Not amended.)

(Reference)

The Company expects to pay cash dividends from surplus (year-end dividends) for Fiscal Year 2010 (from April 1, 2010, to March 31, 2011) to the shareholders or registered share pledgees appearing in the last record of the Register of Shareholders in writing or in electronic form as of March 31, 2011.

-End-

Cautionary Statement Regarding Forward-Looking Statements This announcement contains certain forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. in relation to, and the benefits resulting from, their proposed business combination and business alliance. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:

•	failure of the parties to agree on some or all of the terms of business combination;

•	failure to obtain a necessary shareholder approval;

•	inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;

•	changes in laws or accounting standards, or other changes in the business environment relevant to the parties;

•	challenges in executing our business strategies;

•	the effects of financial instability or other changes in general economic or industry conditions; and

•	other risks to consummation of the transaction.

Additional Information and Where to Find It

Chuo Mitsui Trust Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd. The Form F-4, if filed, will contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction. U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination. The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the business combination will be available when filed, free of charge, on the SEC’s web site at http://www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the business combination will be made available to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings, Inc. at +81-3-5232-8716 or to The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.